October 30, 2018

VIA EDGAR
==========
Jay Williamson
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
 Washington, DC 20549
RE:	Leeward Investment Trust; File No. 811-22507

Dear Mr. Williamson,
On August 29, 2018, Leeward Investment Trust (the "Trust" or the "Registrant") filed a registration statement under the Investment Company Act of 1940 on Form N-1A (the "Registration Statement") with respect to the Ultra Short Government Fund (the "Fund"). On October 11, 2018, you provided oral comments. Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized Greenberg Traurig LLP to make on behalf of the Registrant.
Comment 1. Please file your response on EDGAR as correspondence.

Response. The Registrant has filed this letter as correspondence on EDGAR as requested.

Comment 2. It appears that the Registrant amended specific disclosure without repeating the disclosure not being amended, but Rules 0-3(c), 8b-14, and 8b-15 of the Investment Company Act of 1940 require that the full disclosure be provided when amending disclosure.

Response. The Registrant believes that it met its obligation to provide the information in Parts A, B, and C of Form N-1A when it incorporated those sections by reference in accordance with Rule 8b-23(a) and General Instruction D.2. of Form N-1A.

Comment 3. In the strategy of the Ultra Short Government Fund, please clarify what types of securities are contemplated by "secured by government securities" and confirm if the securities will be fully secured.

Response. The Registrant has revised the disclosure to remove the reference to "secured by government securities":

The Government Fund seeks to achieve its investment objective by investing 100% of its assets in securities backed by government entities ~~or secured by government issued securities~~.

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If you have any questions or comments, please contact the undersigned at 214.665.3685.  Thank you in advance for your consideration.

Sincerely,

/s/ Tanya L. Cody

Tanya L. Cody